Exhibit 12.1
FIRST INDUSTRIAL, LP
Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	12/31/2005	12/31/2004	12/31/2003
Income from Continuing Operations	12,488	40,214	31,540

Plus:

Interest expense	108,164	98,458	94,637
Amortization of DFC and IRPA	2,122	1,928	1,761

Net Earnings	122,774	140,600	127,938

Interest Expense	108,164	98,458	94,637
Capitalized Interest	3,721	1,304	761
Amortization of deferred financing costs and IRPA	2,122	1,928	1,761

Fixed Charges and Preferred Stock Div	114,007	101,690	97,159

Ratio of Earnings to Fixed Charges	1.08	1.38	1.32

(a)	For purposes of computing the ratios of earnings to fixed charges and preferred stock dividends, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income from continuing operations before minority interest allocable to continuing operations. Fixed charges consist of interest costs, whether expensed or capitalized and amortization of deferred financing costs.